File No. 82-34735

Press release

from ASSA ABLOY AB (publ) 7 June 2006 no:14/06

06014361

SUPPL

CEO Johan Molin participates in incentive program and sells shares

ASSA ABLOY's CEO and president Johan Molin has on June 2, 2006 sold 21,900 Class B shares of ASSA ABLOY stock to finance his participation in the convertible-based incentive program ("Incentive 2006") offered to senior executives at ASSA ABLOY. After the transaction Molin owns a total of 500,000 Class B share of ASSA ABLOY stock. In addition, Molin has been allocated shares of Incentive 2006 equivalent to another approximately 210,000 Class B shares of ASSA ABLOY.

Further information can be obtained from

Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79
Ann Holmberg, Manager Corporate Communications, Tel +46 8 506 485 54

RECEIVED
2006 JUN 14 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.